January 13, 2006
Dear Mr. Nolan:
This letter includes our company’s response to the comment letter from the SEC staff dated December 15, 2005.
Form 10-KSB filed March 31. 2005
Statistical Information
Summary of Loan Loss Experience, page 22
1.	Please provide us the allocations of the allowance for loan losses for both the current and prior fiscal year ends and include this data in your 12/31/2005 statistical information disclosures. Refer to Industry Guide 3, general instruction (a).

Response: We will comply.
Management’s Discussion and Analysis Asset
Quality, page 27
2.	We read your discussion of asset quality and are unable to ascertain your methodology for determining each element of the allowance for loan losses. Please provide us with the proposed discussion you will use in your 12/31/2005 Management’s Discussion and Analysis to clearly describe the details of your methodology for determining the allowance. The description of your methodology should be presented to clearly explain your determination of each element (i.e. specific, general) of the allowance, including, but not limited to the following:
•	a description of each element of the allowance;
•	which loans were evaluated specifically versus as a group;
•	how you determine the loss factors applied to groups of loans in order to develop a general allowance; and
•	risk factors considered in establishing each element of the allowance.

Response: We will include the following discussion in the next 10KSB.
The allowance for loan losses represents management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as our loan loss experience, the amount of past due and nonperforming loans, specific known risk, the status and amount of nonperforming assets, underlying collateral values securing the loans, current and anticipated economic conditions and other factors which affect the allowance for potential credit losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by management and presented to the board monthly.
     Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.
     All of our loans are assigned individual loan grades when underwritten. The Bank, with the approval of the FDIC and the State of Georgia Department of Banking and Finance, has established minimum general reserves based on the asset quality grade of the loan. General reserve factors applied to each rating grade are based upon management’s experience and common industry and regulatory guidelines.
     While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.
Report of Independent Registered Public Accounting Firm, page 30
3.	Please file a Form 10-KSB/A on EDGAR and revise the report to include the signature of the registered public accounting firm who opined on the financial statements. Please refer to the guidance in Article 2-02(a)(2) of Regulation S-X.

Response: We have filed a Form 10-KSB/A on EDGAR to include the signature.

Note A — Summary of Significant Accounting Policies, page 35 and 36
4.	Please remove “possible” from your description of the allowance for loan losses when you are preparing your 2005 10-KSB, as the guidance provided by FAS 5 and FAS 114 does not prescribe accruals for potential, possible, or future losses at the balance sheet date.

Response: We will remove the word ‘possible’.
Form 10-KSB filed March 31,2005
Form 10-QSB filed May 13, 2005, August 15, 2005, and November 14, 2005
Exhibit 31 — Certifications
5.	We note your certifications are not stated exactly as set forth under Item 601(b)(31) of Regulation S-B. Please revise your certification(s) in your next periodic filing to comply with all requirements under Item 601(b)(31) including:
•	removing the title of the certifying individual from the first line of the certification; and
•	refraining from including additional descriptive language in the third paragraph of the certification.
Response: We will address this in the next periodic filing.

6.	We note that in your annual report on Form 10-KSB, the Chief Executive Officer provided certification both as the principal executive officer and as the acting principal financial officer, however in the quarterly reports on Form 10-QSB filed during 2005, such certification is not included. Please explain in your response letter the absence of a certification by your principal financial officer or person performing similar functions in the quarterly reports on Form 10-QSB filed during 2005.

Response: Our Chief Executive Officer is also the acting principal financial officer. This fact was not included in the certifications presented in our quarterly reports on Form 10-QSB. We will change the title presented in our 10-QSB from “President/Chief Executive Officer” to “President/Chief Executive Officer and Acting Chief Financial Officer” in future filings.

We Citizens Bank of Effingham acknowledge the following:
1.	We are responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Laura Hendrix
Laura Hendrix
Vice President of Operations (912) 754-0754